UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934

and Rule 14f-1 Thereunder

Kairous Acquisition Corp. Limited

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41155	n/a
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Level 39 Marina Bay Financial Centre Tower 2 10 Marina Boulevard City Singapore 018983, Singapore	018983
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +662-255-6851

N/A

(Former name or former address, if changed since last report)

Approximate Date of Mailing: November 15, 2023

KAIROUS ACQUISITION CORP. LIMITED

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

November 14, 2023

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF KAIROUS ACQUISITION CORP. LIMITED

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Kairous Acquisition Corp. Limited.

INTRODUCTION

This Information Statement is being mailed on or about November 15, 2023 to the holders of record at the close of business on November 14, 2023 (the “Record Date”) of the ordinary shares of Kairous Acquisition Corp. Limited, a Cayman Islands exempted company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of shareholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our shareholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company. Pursuant to the terms of a Share Purchase Agreement dated June 30, 2023 (the “Agreement”), by and among Kairous Ventures Limited (“KVL”), and Regeneration Capital (Cayman) Limited (the “Buyer”), KVL agreed to sell to Buyer, and Buyer agreed to purchase from KVL, an aggregate of 49 ordinary shares, representing a 49% equity interest in, Kairous Asia Limited, which is the Company’s sponsor (the “Sponsor”)( the “Transferred Securities”) for an aggregate purchase price (the “Purchase Price”) of $1,486,504 (the “Transaction”). The Transaction was consummated on June 30, 2023.

Effective ten (10) days after the mailing of this Schedule 14f Information Statement (such period of time being referred to herein as the “Waiting Period”), Joseph Lee Moh Hon, Philip Wong Cheung Wang, Steve Hsia Hsien-Chieng, Dato’ Seri Chee Hong Leong, Ng Kim Kiat and Ang Siak Keng will resign from their roles as officers and directors of the Company, and the Company will appoint the following individuals selected by the Buyer as officers and directors (such new directors collectively referred to herein as the “14F Directors”) of the Company:

Name	Age	Title
Athiwat Apichote		Chief Executive Officer and Director
Usanee Lekvanichkul		Chief Financial Officer and Director
Duke Fu		Independent Director
Dhas Udomdhammabhakdi		Independent Director
Chandresh Patel		Independent Director

As a result of the foregoing, upon the expiration of the Waiting Period, all of our officers and our entire board of directors will be newly appointed officers and directors. Please read this information statement carefully. It contains certain biographical and other information concerning the 14F Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The current directors of the Company are Joseph Lee Moh Hon, Steve Hsia Hsien-Chieng, Dato’ Seri Chee Hong Leong, Ng Kim Kiat and Ang Siak Keng. Joseph Lee Moh Hon is the current Chief Executive Officer of the Company and Philip Wong Cheung Wang is the current Chief Financial Officer of the Company. For more information about the current directors and officers See “Directors and Executive Officers - Current Directors and Executive Officers.”

Five individuals - Athiwat Apichote, Usanee Lekvanichkul, Duke Fu, Dhas Udomdhammabhakdi, and Chandresh Patel - will replace Joseph Lee Moh Hon, Steve Hsia Hsien-Chieng, Dato’ Seri Chee Hong Leong, Ng Kim Kiat and Ang Siak Keng as the directors of the Company. In addition, Athiwat Apichote will replace Joseph Lee Moh Hon as Chief Executive Officer of the Company, and Usanee Lekvanichkul will replace Philip Wong Cheung Wang as Chief Financial Officer of the Company. This change in the Company’s Board of Directors and executive officers is expected to occur ten (10) days after the mailing of this Information Statement to the Company’s shareholders. Joseph Lee Moh Hon, Steve Hsia Hsien-Chieng, Dato’ Seri Chee Hong Leong, Ng Kim Kiat and Ang Siak Keng resigned as directors with effect from the end of the Waiting Period. Joseph Lee Moh Hon and Philip Wong Cheung Wang resigned as Chief Executive Officer and Chief Financial Officer, respectively, with effect from the end of the Waiting Period.

None of these appointees to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders).

VOTING SECURITIES

As of the Record Date, our authorized capitalization consisted of 500,000,000 ordinary shares, of which 4,435,959 shares were issued and outstanding.

Holders of our ordinary shares are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our ordinary shares have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our ordinary shares have no preemptive rights to purchase our ordinary shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of the Company’s ordinary shares as of the Record Date based on information obtained from the persons named below, with respect to the beneficial ownership of ordinary shares of the Company, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our current officers and directors;

●	each of our officers and directors that is expected to hold such offices upon expiration of the Waiting Period;

●	all current officers and directors as a group; and

●	all officers and directors as a group that are expected to hold such offices upon expiration of the Waiting Period.

As of the Record Date, there were 4,435,959 ordinary shares issued and outstanding. Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership of Ordinary Shares	Approximate Percentage of Outstanding Ordinary Shares
Kairous Asia Limited	2,143,143	48.31%
Joseph Lee Moh Hon	50,000	1.13
Philip Wong Cheung Wang	45,000	1.01
Steve Hsia Hsien-Chieng	40,000	*
Ng Kim Kiat	13,000	*
Dato’ Seri Chee Hong Leong	8,000	*
Ang Siak Keng	8,000	*
Athiwat Apichote	-	-
Usanee Lekvanichkul	-	-
Duke Fu	-	-
Dhas Udomdhammabhakdi	-	-
Chandresh Patel	-	-
All directors and executive officers as a group (6 individuals) prior to appointment of 14F Directors		52.01%
All directors and executive officers as a group (5 individuals) after appointment of 14F Directors	-	-
Owl Creek Asset Management, L.P.(2)	475,000	10.71%
Feis Equities LLC (3)	456,970	10.30%
Shaolin Capital Management LLC(4)	200,000	4.51%
Polar Asset Management Partners Inc.(5)	412,400	9.30%

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Kairous Acquisition Corp. Limited, Level 39 Marina Bay Financial Centre Tower 2, 10 Marina Boulevard, City Singapore 018983, Singapore.

(2)	Based on a Schedule 13G filed by the reporting person. The address for the reporting person is 640 Fifth Avenue, 20th Floor, New York, NY 10019. Owl Creek Asset Management, L.P., is a Delaware limited partnership and the investment manager of Owl Creek Credit Opportunities Master Fund, Ltd. and a sub-advisor to a certain sub-account (collectively, the “Owl Creek Fund and Account”), with respect to the ordinary shares owned by the Owl Creek Fund and Account. Jeffrey A. Altman is managing member of the general partner of Owl Creek Asset Management, L.P., with respect to the Ordinary Shares owned by the Owl Creek Fund and Account.

(3)	Based on a Schedule 13G filed by the reporting person. The address for the reporting persons is 20 North Wacker Drive, Suite 2115, Chicago, Illinois 60606.

(4)	Based on a Schedule 13G filed by the reporting person. The address for the reporting person is 230 NW 24th Street, Suite 603, Miami, FL 33127. Shaolin Capital Management LLC, a company incorporated under the laws of State of Delaware, which serves as the investment advisor to Shaolin Capital Partners Master Fund, Ltd. a Cayman Islands exempted company, MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, DS Liquid DIV RVA SCM LLC and Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC being managed accounts advised by the Shaolin Capital Management LLC.

(5)	Based on a Schedule 13G filed by the reporting person. The address for the reporting person is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6. Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“PMSMF”) with respect to the ordinary shares directly held by PMSMF.

The table above does not include the ordinary shares underlying the private warrants held by the Sponsor because these securities are not exercisable within 60 days of the Record Date.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

Set forth below are the current directors and executive officers of the Company as of the date of this Information Statement:

Name	Age	Position
Joseph Lee Moh Hon	49	Director, Chief Executive Officer, and Chairman
Philip Wong Cheung Wang	46	Chief Financial Officer
Steve Hsia Hsien-Chieng	59	Independent Director
Dato’ Seri Chee Hong Leong	59	Independent Director
Ng Kim Kiat	52	Independent Director
Ang Siak Keng	51	Independent Director

The experience of our current directors and executive officers is as follows:

Mr. Joseph Lee Moh Hon, the Chairman of our board of directors and our Chief Executive Officer, has more than 16 years of experience in cross-border investment across Asia Pacific, seizing the unique investment opportunities lie within regional investments. Since 2004, Mr. Lee has been actively involved in private equity and venture capital investment. In 2006, Mr. Lee joined Kuwait Finance House (Malaysia) Bhd. as the pioneer team in setting up their private equity division and first Islamic private equity fund in Asia Pacific. He was involved in control buyout deals in China and Southeast Asia mainly in the manufacturing, waste management, healthcare, retail, and aquaculture sectors. In 2015, Mr. Lee founded Kairous Capital, a regional venture capital firm focusing on technology investments across China and Southeast Asia. To date, Kairous has invested in more than 10 companies in the Asia Pacific region covering the areas of Fintech, Insuretech, Digital Health, E-commerce, and Tech Media. He is currently sitting on the board of more than 20 private companies. Mr. Lee is also the responsible officer of Kairous (Hong Kong), a licensed asset management company regulated by the Securities and Futures Commission of Hong Kong. Mr. Lee is considered one of the pioneer investment experts in the region focusing on cross-border investments within Asia Pacific. To date, Mr. Lee has successfully invested in more than 25 companies and exited many of them through trade sales and initial public offering in London Stock Exchange, Hong Kong Stock Exchange, and Shanghai Stock Exchange. He was involved in the setup of the first and largest shariah private equity fund with a size of USD100 million. Mr. Lee has been a Chartered Financial Analyst since 2000 and received his Bachelor of Commerce degree from McMaster University of Canada.

We believe Mr. Lee’s extensive venture capital experience and knowledge of the market which will be our primary source for potential business combination targets makes him an extremely valuable member of our board.

Mr. Philip Wong Cheung Wang, our Chief Financial Officer, has more than 24 years of entrepreneurship experience, including over 22 years of investment experience, across China, Hong Kong, Macau, Malaysia, Taiwan and Thailand. Mr. Wong is currently the non-executive Chairman and founder of IGM Mobile (Asia) Ltd, a Asia-focused mobile platform service provider previously listed on the London Stock Exchange. He has been managing investments for IGM Mobile (Asia) Ltd since 2002. Mr. Wong is also the founder and managing director of EverGateway Co., Ltd. a professional solution provider of electric counter measure systems and protection systems for laws enforcement in Asia. In 1997, Mr. Wong founded an information technology company in Hong Kong as one of the pioneers in China-Hong Kong cross border digital and multimedia online commerce, and at the Internet blooming era around 2000, Mr. Wong further seized the cutting-edge business opportunity for Fortune Telecom (SEHK: 110) and launched value-added mobile services in China as one of the early foreign partners for mobile operators in China, Hong Kong and Taiwan. He also managed Fortune Telecom’s supply chain network of over 2,000 retail and wholesale network in Asia. Apart from the Internet and mobile sectors, since 2007 Mr. Wong has been investing and involved in the media business of Noah Media, an info media, content and technology enabler for China, Hong Kong and Taiwan online and wireless medias. Since 2008, Mr. Wong has been actively involved in various investments and businesses in the sectors of renewable energy, energy saving and green technology (including hydro power plant and waste to energy projects in Thailand, energy saving solution for Malaysia and green plantation business in China). He was awarded the qualification as a certified energy auditor by the States Human Resources and Training Bureau of China in 2012. Mr. Wong holds a certificate in financial analysis and received his Master of Business and Administration degree from Glyndwr University in the United Kingdom.

Steve Hsia Hsien-Chieng, one of our Independent Directors, has vast experience in and in-depth knowledge of startups, Internet technologies, digital marketing and advertising, e-commerce, digital transformation, and online education. As a serial entrepreneur with three decades of hands-on, multi-language, and multi-cultural operating experience across major markets in the U.S. and Asia, Steve has founded five startups in enterprise software, digital marketing, and education. He has successfully exited three startups through business sales to the largest global software and advertising media companies while building and scaling two education technology startups in Silicon Valley and China. Steve is an active angel investor and board member of multiple private and public technology companies, including Baozun, Inc. (NASDAQ: BZUN) in China, Malaysia Digital Economy Corporation in Malaysia, and Wearnes-Starchase Group in Singapore. From 1996 to 2013, Mr. Hsia was the co-founder and chief executive officer of AGENDA Corporation, the leading Pan-Asian digital marketing agency (with over 600 digital talents, and operations in Beijing, Shanghai, Guangzhou, Taipei, Hong Kong, Bangkok, Singapore, and Kuala Lumpur). AGENDA Corporation was acquired by WPP plc, the world’s leading advertising and media holding company. After the acquisition, Mr. Hsia served as Asia Pacific chief operating officer of WPP Wunderman, the largest digital marketing agency under WPP. He co-managed 26 offices and 1,200 digital marketing professionals across the Asia Pacific region. The agency excelled in online brand marketing strategy, creative, technology, social media, e-commerce, e-CRM, and web analytics. WPP Wunderman provides digital marketing services to an extensive list of Fortune 500 clients worldwide and was ranked by the Advertising Age magazine as the world’s largest digital agency network from 2011 to 2013. Mr. Hsia received his Bachelor of Computer Science from the University of California, Berkeley.

We believe Mr. Hsia’s entrepreneurial experience, particularly in technology-related companies makes him an extremely valuable member of our board.

Dato’ Seri Chee Hong Leong is one of our Independent Directors. He began his career in 1990 coordinating corporate developments and annual strategic plans for the Leisure Holidays Group of Companies. From 1992 to 1998, Dato’ Seri Chee ventured into various businesses in the property development sector. He was the chief executive officer at Canary Homes Sdn Bhd and Canary Infoport Sdn Bhd and was involved in projects for the design and building of bungalows in the Klang Valley and the building and operation of a 100,000 sq. ft. Information Technology Incubation Centre at University Putra Malaysia. He subsequently joined Tanco Resort Berhad where, from 1998 to 2002, he held various positions from General Manager to executive director and chief operating officer. In March 2003, he joined SYF Resources Bhd, a furniture, boards and property development firm, initially as a member of the board of directors and has subsequently been serving as an executive director since 2011. Dato’ Seri Chee has served as independent director on the boards of various organizations in the palm oil, timber and building materials businesses as well as the education and healthcare sectors. Dato’ Seri Chee graduated with a Bachelor’s Degree in Engineering (Computer) in 1987 and a Master’s of Business Administration in 1989, both from McMaster University, Canada.

We believe Dato’ Seri Chee’s experience serving on the boards of companies in a variety of industries makes him an extremely valuable member of our board.

Mr. Ng Kim Kiat is one of our Independent Directors. He has over 25 years of working experience in the accountancy profession. Presently, he is a partner of Crowe Malaysia PLT, an independent member firm of Crowe Global which is one of the top 10 network of accounting firms in the world. He has been practicing as an approved company auditor, tax agent and liquidator in Malaysia since 2003, 2003 and 2009 respectively. His experience covers a wide spectrum of services within the accountancy field, enabling him to advise clients in a holistic approach. Apart from assurance services like statutory audit and reporting accountant for initial public offerings engagements, Mr. Ng was also involved in various corporate advisory assignments such as tax planning, corporate recovery, restructuring, merger and acquisition. He has also been involved in various initial public offerings on Bursa Malaysia, Singapore Stock Exchange and London Stock Exchange. Mr. Ng graduated with an accounting degree from Universiti Pertanian Malaysia (now known as Universiti Putra Malaysia) in 1995. He has been a practicing member of Malaysian Institute of Accountants and Chartered Tax Institute of Malaysia since 1998 and 1999 respectively, and registered as an ASEAN Chartered Professional Accountant since 2020.

We believe Mr. Ng’s accounting and mergers and acquisitions experience make him an extremely valuable member of our board.

Mr. Ang Siak Keng is one of our Independent Directors. He is a partner of Zaid Ibrahim & Co., one of the largest law firm in Malaysia with network firms in the ASEAN region. Mr. Ang leads a team of corporate commercial partners and his work covers corporate and commercial practice areas including mergers and acquisitions, equity and debt capital markets, debt and corporate restructuring, private equity, venture capital and commercial regulatory compliance, etc. Having involved in extensive corporate commercial work, Mr. Ang’s personal area of business focus is mergers and acquisitions, foreign direct investments and equity capital markets. He has led numerous domestic and cross-border transactions relating to private acquisitions and divestments, public takeovers, IPOs and private fund/capital raising, and has assisted numerous multinationals, foreign investors (especially China-SOEs) and leading domestic businesses in structuring their greenfield investments, including negotiating joint venture and strategic alliance and developing boutique commercial arrangements. Mr. Ang’s commercial experience spans across many industries including, IT, telecommunications, manufacturing, education and healthcare. He sits on the board of both public listed companies and private companies with strategic investee and foreigners. In his career, Mr. Ang was involved in more than 10 IPOs (covering Malaysia, Singapore and Hong Kong stock exchanges) and is currently acting as the legal counsel for 2 IPOs in Malaysia. Mr. Ang has been a practicing lawyer in Malaysia since 1997 and received his double degree of Bachelor of Law and Bachelor of Commerce (in Accounting) from University of Melbourne, Australia.

We believe Mr. Ang’s legal, securities and mergers and acquisitions experience make him an extremely valuable member of our board.

Appointments of New Directors as part of the Transactions

The Company’s Board of Directors has appointed Athiwat Apichote, Usanee Lekvanichkul, Duke Fu, Dhas Udomdhammabhakdi and Chandresh Patel as new members of the Board of Directors, Athiwat Apichote as Chief Executive Officer, and Usanee Lekvanichkul as Chief Financial Officer, to take effect ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

Upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of five directors, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Articles of Association, as the case may be.

The following sets forth information regarding (i) the Company’s new executive officers and (ii) the 14F Directors following the expiration of Waiting Period. Except with respect to the Agreement, there is no agreement or understanding between the Company and each current or proposed officer or director pursuant to which he was selected as an officer or director.

Name	Age	Position
Athiwat Apichote	52	Chief Executive Officer and 14F Director
Usanee Lekvanichkul	61	Chief Financial Officer and 14F Director
Duke Fu	44	14F Director and Chairman of Board
Dhas Udomdhammabhakdi	65	14F Director
Chandresh Patel	65	14F Director

The experience of our 14F directors and new executive officers is as follows:

Mr. Athiwat Apichote will serve as our Chief Executive Officer and a Director. Mr. Apichote has extensive sales and marketing experience. He has worked with key account customers and has coached sales teams. He has extensive experience in sales and marketing as well as in expanding market share. Since February 2021, Mr. Apichote has worked as a business consultant and a director at Thai Palitpol Rungroeng Co.,Ltd, providing sales and marketing advice. From June 2017 to January 2021, he worked as the Chief Marketing Officer and a director at P.C.S. Machine Group Holding, a public company in Thailand. From September 2015 to May 2017, he worked as a business line manager and a director at Atlas Copco (Thailand ) Ltd. Mr. Apichote received a Bachelor of Science in Packaging Technologies from Kasetsart University in 1993. He received his MBA degree majored in marketing from Assumption University in 2003.

Ms. Usanee Lekvanichkul will serve as our Chief Financial Officer and a Director. She has 22 years of experience in financial advisory with Deloitte in Thailand and extensive experience in the end-to-end M&A life cycle, covering several areas such as acquisition target screening, due diligence, valuation, closing account review, purchase price allocation, pricing negotiations, and sale & purchase agreement review. Her extensive experience covers several industries such as manufacturing, food processing, automobile & spare parts, consumer products, advertising, banking, and leasing. With a focus on corporate financial services (as both a buy-side and sell-side advisor), during the last five years, she recently completed deals such as selling an auto parts company at the price of 2 billion Thai Bhat (THB) and helping a foreign investor to acquire a target company in Thailand with a deal size of almost THB 1 billion. She also has experience in corporate restructuring as a planner and plan administrator, managing debt of more than THB 3 billion for a listed company on the Stock Exchange of Thailand. As a plan administrator, she was responsible for negotiating with 23 financial institutions (both local and foreign commercial banks) in Thailand and in foreign countries, negotiating for debt reduction, converting debt to equity, among other projects. With experience in several industries and with multiple stakeholders, her professional experience with both domestic and international firms makes her an excellent candidate who is able to contribute constructive ideas and opinions to the Board. From 1999 to May 2023, Ms. Lekvanichkul has served as Associate Director, Director, and then a Partner at Deloitte Touche Tohmatsu Jaiyos Advisory Co., Ltd. She received a bachelor’s degree in business administration from Assumption Business Administration College in 2014. She received a master of science in Accounting from Thammasat University in 1990.

Mr.Duke Fu will be our Independent Director and Chairman of our board. Mr. Fu has extensive experience in private and public markets as owner, operator and investor with transaction experience of over $10 billion in the aggregate. Since April 2015, he has served as the CEO at Green Therapeutics LLC, for which he oversees business and strategy. From November 2020 to August 2022, he served as the CEO and COO of Australis Capital Inc., a public company in Canada. He received a Doctor of Pharmacy and an MBA degree from University of New Mexico in 2002.

Mr. Dhas Udomdhammabhakdi will be our Independent Director. He has education background as well as training in various sectors of financial, accounting, audit and related areas. He also has extensive experience working as an independent director as well as Chairman for various public listed companies in Thailand. Since 2018, he has served as a director, and since 2021, as Chairman, of the board at NR Instant Produce PCL. Since 2020, he has served as Chairman of the board at True Energy Co. Ltd. Since 1994, he has worked as a director at Tannon Co. Ltd. Since August 2014, he has served as a director at Grand Prix International PCL, a public company in Thailand. Mr. Udomdhammabhakdi received his bachelor’s degree in accounting from Thammasat University in 1981, his diploma in auditing from Chulalongkorn University in 1983, his MBA degree from University of Dallas in 1987, and his Doctor of Philosophy in social science from Magadh University in 2003. Mr. Udomdhammabhakdi received CPA License in Thailand in 1984 and ASEAN CPA License in 2017. He received his Director Certification from Thai Institute of Directors in 2018 and has been a fellow member of Thai Institute of Directors since 2018.

Mr. Chandresh Patel, will be our Independent Director. Since 1997, he has served as a managing director of his family business, which is one of the UK’s leading food importers, distributors & brand builder of authentic food and drink brands from around the world. His business represents 85 brands across 9 categories with extensive portfolio of products. He has expertise in retail grocery business with many SKUs. He received a degree in commerce from Gujarat University in 1977.

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

There are no material proceedings to which any director or executive officer or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.

Number and Terms of Office of Officers and Directors

Our Board of Directors consists of five members. Pursuant to the amended and restated memorandum and articles of association, all directors shall hold office for a term of two years or until their successors shall have been elected and qualified. Without prejudice to the Company’s power to appoint a person to be a director pursuant to the Articles, the directors shall have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an additional director. Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate.

Director Independence

Nasdaq listing standards require that a majority of our Board of Directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which in the opinion of the Company’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that, upon their appointments, each of our independent directors, Duke Fu, Dhas Udomdhammabhakdi and Chandresh Patel, will be an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. Our audit committee, corporate governance and nominating committee and compensation committee are entirely composed of independent directors meeting Nasdaq’s and the SEC’s additional requirements applicable to members of those committees. In addition, our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Pursuant to Nasdaq listing rules, we have established three standing committees - an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act, a corporate governance and nominating committee, and a compensation committee, each comprised of independent directors. Under Nasdaq listing rule 5615(b)(1), a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements.

Audit Committee

We have established an audit committee of the Board of Directors. Upon their appointments, Duke Fu, Dhas Udomdhammabhakdi and Chandresh Patel will serve as members of our audit committee and Dhas Udomdhammabhakdi will serve as its chairperson. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. Each such member of our audit committee meets the independent director standard under Nasdaq listing standards and under Rule 10A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our Board of Directors has determined that Dhas Udomdhammabhakdi qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●

obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Corporate Governance and Nominating Committee

We have established a corporate governance and nominating committee of the Board of Directors. Upon their appointments, Duke Fu, Dhas Udomdhammabhakdi and Chandresh Patel will each serve as members of our corporate governance and nominating committee and Duke Fu will serve as its chairperson. The corporate governance and nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The corporate governance and nominating committee will consider persons identified by its members, management, shareholders, investment bankers and others.

We have adopted a corporate governance and committee charter, which details the purpose and responsibility of the corporate governance and committee, including:

●	Making recommendations to the Board regarding the size and composition of the Board, establishing procedures for the nomination process and screen and recommending candidates for election to the Board;

●	Recommending for approval by the Board on an annual basis desired qualifications and characteristics for Board membership and with corresponding attributes. Generally, persons to be nominated should (i) have demonstrated notable or significant achievements in business, education or public service; (ii) possess the requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and (iii) have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders;

●	Establishing and administering a periodic assessment procedure relating to the performance of the Board as a whole and its individual members;

●	Developing and recommending to the Board a set of corporate governance principles and practices;

●	Reviewing periodically the Company’s corporate governance principles and practices, the Company’s compliance with these principles and practices, and recommend changes, as appropriate;

●	Overseeing the evaluation of the Company’s management;

●	Overseeing, reviewing and reporting to the Board regarding the Company’s succession planning for the Board, senior management and other key employees; and

●	Periodically reviewing and reassessing the adequacy and scope of this Charter and the Committee’s established processes and procedures and recommending any proposed changes to the Board for approval.

Compensation Committee

We have established a compensation committee of the Board of Directors. Upon their appointments, Duke Fu, Dhas Udomdhammabhakdi and Chandresh Patel will each serve as members of our compensation committee and Chandresh Patel will serve as its chairperson. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions. Each member of our compensation committee meets the independent director standard under Nasdaq listing standards and Rule 10C-1 of the Exchange Act applicable to members of the compensation committee.

We have adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation (if any is paid by us), evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and making recommendations to our Board of Directors with respect to the compensation and any incentive-compensation of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, as a member of the Board of Directors or compensation committee of any entity that has one or more officers serving on our Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of these reports filed during the year ended December 31, 2022, during that year, there were no delinquent filers.

Code of Ethics

We have adopted a code of ethics applicable to our directors, officers and employees (our “Code of Ethics”). Our Code of Ethics is available on our website. Our Code of Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Ethics on our website.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has to its knowledge been involved in any of the following:

(1) A petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii. Engaging in any type of business practice; or

iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6) Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) Such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i. Any federal or state securities or commodities law or regulation; or

ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

Executive Officer and Director Compensation

None of our officers or directors has received any cash compensation for services rendered to us. Joseph Lee Moh Hon, Philip Wong Cheung Wang, Steve Hsia Hsien-Chieng, Ng Kim Kiat, Dato’ Seri Chee Hong Leong, and Ang Siak Keng each owns 50,000, 45,000, 40,000, 13,000, 8,000, and 8,000 ordinary shares, respectively. Our new CEO and director, Athiwat Apichote, will receive 100,000 Baht (approximately $2,800) each month, and our new CFO and director, Usanee Lekvanichkul will receive 100,000 Baht (approximately $2,800) each month. Each of our 14F directors, Duke Fu, Dhas Udomdhammabhakdi and Chandresh Patel will receive 8,000 ordinary shares. In addition, our Sponsor, officers and directors, and any of their respective affiliates, will be reimbursed for any bona-fide, documented out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination.

We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In April, May and October 2021, our Sponsor purchased an aggregate of 2,156,250 insider shares, for an aggregate offering price of $25,000 at an average purchase price of approximately $0.012 per share.

Simultaneously with the closing of the IPO, the Company consummated the Private Placement of an aggregate of 348,143 Units at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds in the amount of $3,481,430. On December 16, 2021, the Sponsor purchased 9,000 additional units, gross proceeds to the Company in the amount of $90,000. In February 2022, our Sponsor has forfeited 206,250 insider shares without any consideration.

On December 10, 2021, the Sponsor agreed to extend the maturity date of the original Working Capital Note to the earlier of (i) July 30, 2023 or (ii) the consummation of the initial business combination. On May 10, 2023, the Company and the Sponsor entered in to an amendment to the Working Capital Note, whereby the Sponsor and the Company agreed that the Working Capital Note shall be payable on the earlier of: (i) July 30, 2023 or (ii) the date on which the Company consummates the initial business combination, by conversion of the Working Capital Note into ordinary shares of the Company concurrently with the closing of a business combination at a price of $10.10 per share. On September 18, 2023. the Company and the Sponsor amended the Working Capital Note to extend the maturity date to the earlier of: (i) December 16, 2023 or (ii) the date on which the Company consummates the initial business combination. On October 25, 2023, the Company and the Sponsor amended the Working Capital Note to increase the principal amount from $1,000,000 to $2,000,000. As of the date of this Information Statement, there was $652,000 outstanding under the Working Capital Note.

On December 14, 2022 and March 10, 2023, we issued two unsecured promissory notes to the Sponsor, each in the amount of $360,000, which amounts were deposited into the Trust Account to extend the available time to complete a business combination for an additional six months in total, from December 16, 2022 to March 16, 2023, then further to June 16, 2023. Subsequently on June 9, 2023, June 30, 2023, August 10, 2023, September 11, 2023, October 10, 2023, and November 10, 2023, we entered into five unsecured promissory note arrangements to the Sponsor, each in the amount of $120,000, which amounts were deposited into the Trust Account to extend the available time to complete a business combination for an additional one month each time, from June 16, 2023 to July 16, 2023, then to August 16, 2023, September 16, 2023, October 16, 2023 and further to November 16, 2023 (all the promissory notes abovementioned, collectively, the “Extension Notes”). The Sponsor deposited such amount into the Company’s trust account on June 9, 2023, June 30, 2023, August 10, 2023, September 11, 2023, October 10, 2023, and November 10, 2023, respectively.

On May 10, 2023, we entered in to an amendment to Extension Notes with the Sponsor in respect of each of the Extension Notes so as to amend certain terms of the Extension Notes, whereby the Sponsor and us agreed that each of the Extension Notes shall be converted into ordinary shares of the Company prior to or concurrently with the closing of a business combination at a price of $10.10 per share. In the event that a business combination does not close on or prior to September 16, 2023, as such deadline may be further extended, each of the Extension Notes shall be deemed to be terminated and no amounts will thereafter be due from the Company to the Sponsor under the terms thereof.

The holders of our insider shares issued and outstanding prior to the date of the IPO, as well as the holders of the private units (and all underlying securities) and any securities our initial shareholders, officers, directors or their affiliates may be issued in payment of working capital loans made to us, will be entitled to registration rights pursuant to offering registration rights agreement. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the insider shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the private units or securities issued in payment of working capital loans made to us can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

The Company will reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination. Our audit committee will review and approve all reimbursements and payments made to any initial shareholder or member of our management team, or our or their respective affiliates, and any reimbursements and payments made to members of our audit committee will be reviewed and approved by our Board of Directors, with any interested director abstaining from such review and approval.

The Company is obligated to pay our Sponsor a monthly fee of $5,000   for general and administrative services. However, pursuant to the terms of such agreement, the Company may delay payment of such monthly fee upon a determination by the Company’s audit committee that the Company lack sufficient funds held outside the trust to pay actual or anticipated expenses in connection with the initial business combination. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of our initial business combination.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions, including the payment of any compensation, will require prior approval by a majority of our uninterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Related Party Transaction Policies

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

We also require each of our directors and executive officers to annually complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

Our audit committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity which is affiliated with any of our initial shareholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated shareholders from a financial point of view. Furthermore, in no event will any of our existing officers, directors or initial shareholders, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

KAIROUS ACQUISITION CORP. LIMITED

Dated:	November 14, 2023

By:	/s/ Joseph Lee Moh Hon
Joseph Lee Moh Hon
Chief Executive Officer